UTStarcom Holdings Corp.
4th Floor, South Wing
368 Liuhe Road, Binjiang District
Hangzhou 310053
P.R. China
Phone: +86 571 8192 8888
Fax: +86 571 8192 0123
www.utstar.com

September 27, 2023

To: Division of Corporation Finance

Disclosure Review Program

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jimmy McNamara and Christopher Dunham

Re: UTStarcom Holdings Corporation

Form 20-F for the Fiscal Year Ended December 31, 2022

Response dated August 18, 2023

File No. 001-35216

Dear Mr. McNamara and Mr. Dunham,

The Company submits to the Staff of the Commission (the “Staff”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 25, 2023 (the “Comment Letter”).

Form 20-F for the Fiscal Year Ended December 31, 2022

16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 73

1. We note your response to comment 1 that you are "not owned or controlled by a governmental entity in China." Accordingly please provide the documentation required by Item 16I(a) of Form 20-F as only a "registrant that is owned or controlled by a foreign governmental entity is not required to submit such documentation." Please also supplementally describe the materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission under paragraph (a).

The Company respectfully advises the Staff that it has filed a Form 6K via EDGAR as the supplemental basis documentation under Item 16I(a) on September 27, 2023, before filing this response.

In determining its response, the Company reviewed the schedule 13(D) filings filed by the Company’s shareholders, Shenzhen Stock Exchange public disclosure of relevant parties,

and public information available on the internet etc. The Company believes that it has taken necessary steps to gather the relevant information as it is the shareholders’ obligations to make filings to SEC under relevant laws and regulations. The Company did not rely on any legal opinions or third-party certifications.

2. We note your response to comment 1 as it relates to paragraphs (b)(2) and (3). Please also provide a detailed discussion of the materials reviewed related to your largest shareholder, Tonghao (Cayman) Limited, as well as for your fourth-largest shareholder, Talent Transmission, Ltd. Please also clarify:

• The percentage of your shares that are owned by governmental entities in China. In this regard we note your disclosure on page 74 only identifies the shares owed by BEIID, your third-largest shareholder. However we also note your response that your second-largest shareholder is 40% owned and managed by a state-owned company, suggesting that these shares should be aggregated for purposes of this disclosure.

• Whether the General Partner of Chongqing Liangjiang New Area Strategic Emerging Industries Equity Investment Fund Partnership (Limited Liability Partnership) ("Chongqing") is also the largest shareholder of Chongqing, and identify the General

Partner of Chongqing.

• Whether any of your Principal Shareholders are affiliated with each other.

• Whether you have any general voting or control arrangements with any governmental entities or state-owned enterprises.

• How you considered Mr. Zheng's committee assignments and duties on your Board of Directors when concluding BEIID lacks the power to direct or cause the direction of your management and policies.

(a) The Company respectfully advises the Staff that it has taken the following steps in reviewing the materials relating to its largest shareholder Tonghao (Cayman) Limited:

(i) The Company checked the Schedule 13(D) filings filed by Tonghao (Cayman) Limited and the relevant public disclosures of its parent company.

(ii) Based on the information collected, the Company identified that Tonghao (Cayman) Limited is a wholly owned subsidiary of Tonghao Information Technology (Shanghai) Co., Ltd., which is a wholly owned subsidiary of Tongding Interconnection Information Co., Ltd. ("TDI"), a Chinese listed company traded on Shenzhen Stock Exchange.

(iii) Per TDI’s most recent annual report and other disclosures, an individual, Mr. Xiaoping Shen, directly and through Tongding Group Co., Ltd. (a company wholly owned by Mr. Shen and his affiliates), holds 36.05% of TDI shares (as of December 31, 2022), and Mr. Shen is currently the chairman of TDI’s board of directors and actual controller of TDI.

(iv) Based on the information obtained, the Company believes that the Company’s largest shareholder, Tonghao (Cayman) Limited is not owned or controlled by Chinese government entities.

(b) The Company also checked the Schedule 13(D) filings filed by its fourth-largest shareholder, Talent Transmission Ltd. (TTL). According to the relevant schedule 13(D) filings filed by TTL, it is a company incorporated in Marshall Islands and Mr. Jin Wei, an individual and a private investor, is its sole shareholder and sole director, thus the Company believes TTL is not owned or controlled by a governmental entity.

(c) Regarding the percentage of shares that are owned by governmental entities in China, the Company believes that its disclosure on 20-F filed for the period of 2022 is accurate. As indicated in previous response, the second-largest shareholder The Smart Soho International Limited ("SmartSoho") has two shareholders, namely Phicomm Technology (HongKong) Co. and Chongqing Liangjiang New Area Strategic Emerging Industries Equity Investment Fund Partnership (Limited Liability Partnership) ("Chongqing"), which owns 60% and 40% of SmartSoho respectively. The ultimate controlling shareholder of SmartSoho is Phicomm (Shanghai) Co., Ltd. ("Phicomm") as it owns 60% shares of SmartSoho through its subsidiary Phicomm Technology (Hongkong) Co., Limited. Based on the information available to the Company, Phicomm has no controlling shareholders per our inquiry through electrical communications and information search on the internet. The Shares of Phicomm are widely held by more than 10 shareholders, among them the largest shareholder only owns 20% of Phicomm, and many shareholders are investment funds which are passive investors. Based on above information, the Company believes the shares held by SmartSoho are not owned or controlled by Chinese government entities. The information related to Chongqing in previous response is to inform the fact of SmartSoho’s shareholdings and we regret for any confusion it may have caused to the staff.

(d) Chongqing Liangjiang New Area Strategic Emerging Industries Equity Investment Fund Partnership (Limited Liability Partnership) (Chongqing) is a limited liability investment fund which focuses on equity investment, and it has no shareholders, but Genera Partner and Limited Partners. The General Partner of Chongqing is Chongqing Liangjiang New Area Strategic Emerging Industry Equity Investment Fund Management Co., Ltd, a state-owned investment fund, which raises funds for equity investment from various sources. Neither Chongqing nor its General Partner has ever contacted the Company on the management or operations of the Company.

(e) To the Company’s best knowledge, the Principal Shareholders of the Company are not affiliated with each other.

(f) The Company has no general voting or control arrangements with any governmental entities or state-owned enterprises.

(g) Currently the Company’s board of directors consists of five (5) directors, and each of the board committees consists of 3 members. Only Mr. Zheng was designated by BEIID. None of the other board members was nominated or designated by BEIID, nor affiliated with BEIID. All decisions made by the board and its committees are discussed and voted by all the board or committee members, and are effective only with majority affirmative votes. Mr. Zheng alone cannot decide or veto any decision at the board or committee level. Mr. Zheng is not involved in the management or operation of the Company. Thus the Company believes that BEIID lacks the power to direct or cause the direction of the Company’s management and policies.

In reaching the conclusion, the Company did not rely on any-third party certifications or affidavits, as it is not practical to obtain such certifications or affidavits from the relevant parties.

Sincerely,

/s/ Dan Xie
Name: Dan Xie
Title: Chief Financial Officer
UTStarcom Holdings Corp.

cc: Lan Lou